

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 27, 2017

Via E-mail
Alistair Macdonald
Chief Executive Officer
INC Research Holdings, Inc.
3201 Beechleaf Court, Suite 600
Raleigh, NC 27604

> **Re:** **INC Research Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 9, 2017**
> **File No. 001-36730**

Dear Mr. Macdonald:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Background of the Merger, page 67

1. Where you discuss negotiations and discussions, including among "representatives" and "the Sponsors," please revise to identify the significant representatives present in person or by phone or otherwise.

2. Please discuss the material negotiations that took place regarding the voting and stockholders' agreements with THL and Advent as well as the "the financing and structuring arrangements." Refer to Item 14(b) (7) of Schedule 14A.

The Merger Agreement

Explanatory Note, page 97

3. We note your cautionary language that the representations and warranties were made solely for the benefit of the parties to the agreement, that stockholders are not third-party

beneficiaries, and that the information does not purport to be accurate as of the date of the proxy statement. Please be advised that we regard all of the provisions of material agreements as disclosure to investors, and as such it is not appropriate to state or imply that the investors cannot rely on these statements. Please revise or remove the disclaimers as appropriate. Also, please be advised that, notwithstanding the inclusion of a general disclaimer as to the dates of such representations, warranties or covenants, you are responsible for considering whether specific disclosures of material information regarding material contractual provisions are required to make the statements included in the registration statement not misleading.

Financing, page 112

4.   We note the discussion of inVentiv's indebtedness and "the financing described in the previous paragraph." We also note the discussion of indebtedness in the second risk factor on page 29 and the last risk factor on page 37. Please revise where appropriate to quantify the increase in your total indebtedness resulting from the merger and clarify any material impact on your liquidity and capital resources. Please clarify any material differences assuming you are and are not able to obtain "the financing described in the previous paragraph."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any questions.


Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining


cc: Krishna Veeraraghavan
         Sullivan & Cromwell LLP